LANDNG, INC.

FINANCIAL STATEMENTS

For the year ended July 31, 2022

(Unaudited)

Landng, Inc.

Consolidated Balance Sheets

	As of July 31, 2022
Cash and cash equivalents	$ 595
Accounts receivable, net	—
Prepaid and other current assets	—
Total current assets	595
Total assets	**595**
Accounts payable	300
Other current liabilities	18,290
Total current liabilities	18,590
Total liabilities	**18,590**
Common stock, par value $0.00001, 10,000,000 shares authorized, issued and outstanding	2,500
Additional paid-in-capital	—
Retained earnings	(20,495)
Total equity	(17,995)
Total Liabilities and equity	**$ 595**

Landng, Inc.

Consolidated Statements of Operations

		Year ended July 31, 2022
Operating income	$	—
Operating expenses		
Design and development expenses		—
Payroll expenses		—
Legal fee expenses		5,750
Travel and entertainment expenses		67
Other office expenses		3,108
Total operating expenses		8,925
Net loss	**$**	**(8,925)**

Landng, Inc.

Consolidated Statements of Shareholder's Equity

	Common stock		Additional		
	Shares	Amount	Paid-in-capital	Retained Earnings	Shareholders' Equity
Balance August 25, 2021	—	$ —	$ —	$ (11,570)	$ (11,570)
Net loss	—	—	—	(8,925)	(8,925)
Capital contribution	10,000,000	2,500	—	—	2,500
Balance, July 31, 2022	10,000,000	$ 2,500	$ —	$ (20,495)	$ (17,995)

Landng, Inc.

Statement of Cash Flows

		Year Ended July 31, 2022
Cash flows from operating activities:		
Net loss	$	(8,925)
Changes in operating assets and liabilities:		
Accounts payable		—
Other assets and liabilities		7,020
Net cash used in operating activities		(1,905)
Cash flows from investing activities:		
Net cash provided by investing activities		—
Cash flows from financing activities:		
Proceeds from capital contribution		2,500
Net cash provided by financing activities		2,500
Net increase (decrease) in cash and cash equivalents	**$**	**595**
Cash and cash equivalents, beginning of period	$	—
Cash and cash equivalents, end of period	$	595

Landng, Inc.

Notes to the Financial Statements

1. Organization and Purpose

Landng, Inc. ("Landng" or "the Company") was incorporated in Delaware on August 25, 2021. The Company operates an online platform and database that enables users to develop and share travel itineraries.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. *Basis of Accounting*. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. *Fiscal Year*. The company operates on a 52-week fiscal year ending on July 31.

d. *Cash Equivalents.* For purposes of reporting cash flows, the Company considers all highly liquid instruments and money market funds purchased with an original maturity of three months or less to be cash equivalents.

e. *Legal Fees.* Legal fees consist of legal services provided for the creation of the Company and equity financing and are included within operating expenses on the Statement of Operations.

3. Subsequent Event

a. The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of *ASC Section 855-10, Subsequent Events*.